UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE 13G
INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

DrugMax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262240 10 4

(Cusip Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934(“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(CONTINUED ON THE FOLLOWING PAGES)

SCHEDULE 13G

CUSIP No. 262240 10 4	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dynamic Health Products, Inc. ID:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 262240 10 4	Page 3 of 5 Pages

ITEM 1(a). NAME OF ISSUER:

DrugMax, Inc.

ITEM 1(a). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

12505 Starkey Road, Suite A, Largo, Florida 33773

ITEM 2(a). NAME OF PERSON FILING:

This Schedule is being filed by Dynamic Health Products, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address or residence of above named filing person is as follows:

Filing Person	Business or Residence Address
Dynamic Health Products, Inc.	12399 Belcher Road South, Suite 160 Largo, FL 33773

ITEM 2(c). CITIZENSHIP:

The filing party is a corporation organized under the laws of the State of Florida

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

This Schedule relates to shares of Common Stock, par value $.001 per share (“Shares”) of the Issuer.

ITEM 2(e). CUSIP NUMBER:

The CUSIP number for the Issuer’s Shares is 262240 10 4.

SCHEDULE 13G

CUSIP No. 262240 10 4	Page 4 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),
CHECK WHETHER THE FILING PERSON IS A:

(a)  ☐  Broker or dealer registered under Section 15 of the Act,

(b)  ☐  Bank as defined in Section 3(a)(6) of the Act,

(c)  ☐  Insurance Company as defined in Section 3(a)(19) of the Act,

(d)  ☐  Investment Company registered under Section 8 of the Investment Company Act,

(e)  ☐  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)  ☐  Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

(g)  ☐  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h)  ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable. The filing person acquired its Shares prior to registration of the Shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and this Schedule is being filed in accordance with Rule 13d-1(c) promulgated thereunder.

ITEM 4. OWNERSHIP:

On November 22, 2002, the reporting person made a pro rata distribution to its stockholders of all 1,933,000 Shares of the Issuer which the reporting person owned as of such date.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

SCHEDULE 13G

CUSIP No. 262240 10 4	Page 5 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Dynamic Health Products, Inc. is a publicly owned corporation. Jugal K. Taneja is Chairman of the Board and the Company’s largest stockholder, owning beneficially, approximately 38% of the Company’s outstanding shares.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10. CERTIFICATION:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2002	/s/ Cani I. Shuman
Date	(Signature)

Cani I. Shuman, Chief Financial Officer Dynamic Health Products, Inc.
(Name and Title)